UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

PAR Technology Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

698884103

(CUSIP Number)

THE ABOVE PAR COMMITTEE

c/o Voss Capital, LLC

3773 Richmond, Suite 500

Houston, Texas 77046

(212) 721-0494

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

THE ABOVE PAR COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,001,184
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,103,314
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		727,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

727,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

727,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		727,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

727,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

727,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

BRASADA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		26,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

126,030
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

GABE BIRDSALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

126,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

JONATHAN REICHEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

126,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

BROADVIEW DARK HORSE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		249,950
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

249,950
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

EWING MORRIS & CO’S INVESTMENT PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		249,950
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

249,950
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

9

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

MATT IRWIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		249,950
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

249,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 698884103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

In connection with the purposes and objectives of the Committee, including the recent appointment of Savneet Singh to the Issuer’ board of directors, the Committee has disbanded the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 1.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 12, 2018, the Issuer announced that Savneet Singh has been appointed to the Issuer’s board of directors (the “Board”), effective April 20, 2018. The Reporting Persons are pleased with the recent steps that the Board has taken to address the Reporting Persons’ concerns and has appointed a director candidate that the Reporting Persons had recommended.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon, 16,010,818 Shares outstanding, as of March 1, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2018.

A.	Voss Capital
(a)	As of the close of business on April 13, 2018, Voss Capital beneficially owned 727,334 Shares consisting of (i) 509,333 Shares owned by Voss Capital and (ii) 218,001 Shares held in the Voss Capital Accounts.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 727,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 727,334
4. Shared power to dispose or direct the disposition: 0

(c)	Voss Capital has not entered into any transactions in the Shares during the past sixty days.
B.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of Voss Capital, may be deemed the beneficial owner of the 727,334 Shares owned by Voss Capital.

Percentage: Approximately 4.5%

11

CUSIP NO. 698884103

(b)	1. Sole power to vote or direct vote: 727,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 727,334
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days.
C.	Brasada Capital
(a)	As of the close of business on April 13, 2018, 126,030 Shares were held in the Brasada Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 26,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 126,030
4. Shared power to dispose or direct the disposition: 0

(c)	Brasada Capital has not entered into any transactions in the Shares during the past sixty days.
D.	Mr. Birdsall
(a)	Mr. Birdsall, as an owner of Brasada Capital, may be deemed the beneficial owner of the 126,030 Shares held in the Brasada Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 26,700
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 126,030

(c)	Mr. Birdsall has not entered into any transactions in the Shares during the past sixty days.
E.	Mr. Reichek
(a)	Mr. Reichek, as an owner of Brasada Capital, may be deemed the beneficial owner of the 126,030 Shares held in the Brasada Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 26,700
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 126,030

(c)	Mr. Reichek has not entered into any transactions in the Shares during the past sixty days.
12

CUSIP NO. 698884103

F.	Broadview
(a)	As of the close of business on April 13, 2018, Broadview beneficially owned 249,950 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 249,950
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 249,950
4. Shared power to dispose or direct the disposition: 0

(c)	Broadview has not entered into any transactions in the Shares during the past sixty days.
G.	Ewing Morris
(a)	Ewing Morris, as the investment manager of Broadview, may be deemed the beneficial owner of the 249,950 Shares owned by Broadview

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 249,950
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 249,950
4. Shared power to dispose or direct the disposition: 0

(c)	Ewing Morris has not entered into any transactions in the Shares during the past sixty days.
H.	Mr. Irwin
(a)	Mr. Irwin, as a member of Ewing Morris, may be deemed the beneficial owner of the 249,950 Shares owned by Broadview.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 249,950
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 249,950
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Irwin has not entered into any transactions in the Shares during the past sixty days.
(e)	As of April 13, 2018, the Reporting Persons ceased to collectively be the beneficial owners of more than 5% of the Shares of the Issuer following the disbandment of the Section 13(d) group.

13

CUSIP NO. 698884103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2018

Voss Capital LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

Brasada Capital Management LP

By:	/s/ Jonathan Reichek
	Name:	Jonathan Reichek
	Title:	Authorized Signatory

/s/ Gabe Birdsall
Gabe Birdsall

/s/ Jonathan Reichek
Jonathan Reichek

Broadview Dark Horse LP

By:	Ewing Morris & Co’s Investment Partners Ltd, its investment manager
By:	/s/ Matt Irwin
	Name:	Matt Irwin
	Title:	Authorized Signatory

Ewing Morris & Co’s Investment Partners Ltd

By:	/s/ Matt Irwin
	Name:	Matt Irwin
	Title:	Authorized Signatory

/s/ Matt Irwin
Matt Irwin

14